UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated August 18, 2021

Commission File Number:  1‑13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport

Schiphol Boulevard 265

1118 BH Schiphol Airport

The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure: A press release dated August 18, 2021 announcing that STMicroelectronics has posted its IFRS 2021 Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2021.

life.augmented

STMicroelectronics N.V.
Semi Annual Report
2021

STMicroelectronics ● Semi Annual Report 2021	Contents 2

1.	Corporate overview
1.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“ST” or “the Company”) was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company, 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by the Company.

1.2.	Strategy and objectives

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. We develop industry-leading technologies that allow us to provide products and solutions that meet and exceed the needs and expectations of our customers now and into the future.

Our strategy focuses on long-term value creation for the Company and its subsidiaries and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term enablers: Smart Mobility, where we provide innovative solutions to help our customers make driving safer, greener and more connected for everyone; Power & Energy: our technology and solutions enable customers to increase energy efficiency everywhere and support the use of renewable energy sources; Internet of Things (“IoT”) & 5G: we provide sensors, embedded processing solutions, connectivity, security, optical sensing and power management, as well as tools and ecosystems to make development fast and easy for our customers.

We are focused on application areas which are expected to experience solid growth rates driven by broad, long-term trends in electronic systems. These trends require enablers such as autonomous systems, robotics, securely connected machines and personal devices, digitalization and electrification of automobiles and infrastructure, advanced communications equipment and networks and more power efficient systems.  These enablers drive in turn the demand for the electronic components we develop and manufacture.

Our products are used in a wide variety of applications for the four end-markets we address: automotive, industrial, personal electronics and communications equipment, computers and peripherals.  For the automotive and industrial markets we address a wide customer base, particularly in industrial, with a broad and deep product portfolio.  In personal electronics and communications equipment, computers and peripherals we have a selective approach both in terms of the customers we serve, as well as in the technologies and products we offer.

STMicroelectronics ● Semi Annual Report 2021	Corporate Overview 3

1.3.	Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International N.V. and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

1.4.	Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.

Our diverse product portfolio benefits from a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including complementary metal-on silicon oxide semiconductors (“CMOS”), bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, Bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, as well as a combination of Bipolar, CMOS and DMOS (“BCD”) and vertically integrated power (“VIPower”) technologies for smart power applications, silicon carbide (“SiC”) and gallium nitride (“GaN”) for high-efficiency systems, micro-electro-mechanical systems (“MEMS”) technologies for sensors and actuators, embedded memory technologies for our microcontrollers and differentiated optical sensing technologies for our optical sensing solutions.

Our operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive integrated circuits (“ICs”), and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a part of research and development (“R&D”) expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

STMicroelectronics ● Semi Annual Report 2021	Corporate Overview 4

1.5.	Sales, Marketing and Distribution

Our sales and marketing is organized by a combination of country/area coverage and key accounts coverage with the primary objective of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical coverage with strong technical expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our strategic end-markets: automotive, industrial, personal electronics and communications equipment, computers and peripherals.

We have three regional sales organizations reporting to a global head of Sales & Marketing: Americas; Asia Pacific; and Europe, Middle East, Africa (“EMEA”). Our regional sales organizations have a similar structure to enhance coordination in global strategy alignment and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, field application engineers and quality engineers.

1.6.	Research & Development

Since our formation, we have maintained a solid commitment to innovation.  About one-fifth of our employees work in R&D on product design/development and technology. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of intellectual property (“IP”) and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer. Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities.

We draw on a rich pool of chip fabrication technologies, including advanced CMOS, FD-SOI, RF-SOI, optical sensing, embedded non-volatile memories, mixed-signal, analog, MEMS, smart power, SiC and GaN processes. This is well embedded in our strong packaging technologies portfolio such as high pin count ball grid array (“BGA”) packages, wafer level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries, especially for advanced CMOS beyond the 28nm node.

We have advanced R&D centers which offer us a significant advantage in quickly and cost-effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the European Union’s Information Society Technologies programs. We also participate in certain R&D programs established by the European Union, individual countries and local authorities in Europe (primarily in France and Italy).

1.7.	Sustainability

Sustainability has been a guiding principle for ST for more than 25 years. In line with our vision to be everywhere microelectronics make a positive contribution to people’s lives, sustainability is deeply embedded in all of our activities. We believe that sustainability is fundamental to our business, brings new opportunities, improves efficiency, reduces risks and secures long-term profitability. It also brings benefits to our employees and our external stakeholders. Our approach to sustainability is expressed in our Code of Conduct, our policies and in our sustainability strategy.

At the heart of our sustainability strategy is an unceasing focus on what really matters for us and our stakeholders. We identify the most material topics for our stakeholders and their impacts on our business by carrying out an extensive materiality exercise every three years. For each material topic identified, we define a specific ambition and long-term goal.

STMicroelectronics ● Semi Annual Report 2021	Corporate Overview 5

Our global comprehensive roadmap to carbon neutrality by 2027 includes two specific targets: compliance with the 1.5°C scenario defined at the Paris COP21 by 2025, which implies a 50% reduction of direct and indirect emissions compared to 2018, and the sourcing of 100% renewable energy by 2027.

Through our Sustainable Technology Program, we design products by systematically taking into consideration the environmental impact of the device throughout its lifecycle, including responsible sourcing, eco-design, manufacturing, transportation, usage, and end-of-life processing.

The related programs and performance indicators are presented throughout our sustainability report we publish each year and which is available at: https://www.st.com/content/st_com/en/about/st_approach_to_sustainability/sustainability-reports.html. In May 2021, we published our 24th report, which contains highlights and details about ST’s sustainability performance in 2020. It also presents the Company’s ambitions and longer-term goals for 2025 in alignment with the UN Global Compact Ten Principles and Sustainable Development Goals.

We are included in many of the main sustainability indices, such as Dow Jones World Sustainability Index, FTSE4Good, Ethibel, Euronext Vigeo, Institutional Shareholder Services Environmental Social and Governance Prime and Bloomberg Gender Equality index. In addition, as a member of the Responsible Business Alliance, we participate in the collective efforts of the industry to find solutions to our global sustainability challenges. We are a signatory of the UN Global Compact since 2000. Our sustainability programs are aligned with its ten principles and contribute to ten of the 17 UN Sustainable Development Goals.

Further information on ST’s Sustainability approach can be found at: www.st.com/st-approach-to-sustainability.

STMicroelectronics ● Semi Annual Report 2021	Corporate Overview 6

2.	Report of the Managing Board
2.1.	Business overview

Our total available market is defined as our “TAM”, while our serviceable available market is defined as our “SAM” and represents the market for products sold by us (i.e., our TAM excluding major devices such as microprocessors, dynamic random-access memories, optoelectronics devices, flash memories and wireless application specific market products, such as baseband and application processors).

Based on the data published by World Semiconductor Trade Statistics, semiconductor industry revenues increased in the first half of 2021 on a year-over-year basis by approximately 23.5% for our TAM and 30.8% for our SAM to reach approximately $257 billion and $122 billion, respectively.

Our first half 2021 revenues amounted to $6,008 million, increasing by 39.1% on a year-over-year basis driven by growth in all product groups, except the RF Communications sub-group. By product group and year-over-year, in the first half of 2021, ADG revenues increased 43.2%, due to both Automotive and Power Discrete, AMS revenues increased 42.0% with all sub-groups contributing and MDG revenues increased 39.1% entirely driven by Microcontrollers.

Our effective average exchange rate for the first half of 2021 was $1.19 for €1.00 compared to $1.11 for €1.00 for the first half of 2020.

Our first half 2021 gross margin reached 37.7% of revenues, representing an increase of 530 basis points compared to the first half of 2020 mainly due to more favorable product mix, lower unloading charges, improved manufacturing efficiencies and lower level of amortization and write-offs of capitalized development costs.

Combined SG&A and R&D expenses increased to $1,383 million for the first half of 2021, compared to $1,135 million in the first half of 2020, mainly due to unfavorable currency effects, higher labor costs and higher number of calendar days (184 days in the first half of 2021 compared to 179 days in the first half of 2020).

In the first half of 2021, other income and expenses increased to a net income of $60 million, compared to a net income of $45 million in the first half of 2020, mainly due to higher income from R&D funding and lower expenses associated with the COVID-19 pandemic.

Operating profit in the first half of 2021 was $943 million compared to $309 million in the first half of 2020.

Combined finance income and costs resulted in a net loss of $53 million in the first half of 2021, compared to a net income of $87 million in the first half of 2020. The first half of 2021 amount includes a net gain of $28 million for the fair value adjustment of outstanding convertible bond embedded options (compared to a net gain of $93 million in the first half of 2020), offset by a $64 million charge resulting from the remeasurement of Tranche B liability component of our unsecured senior convertible bonds issued in 2017, following our release in June 2021 of an optional redemption notice.

Our net profit attributable to the equity holders of the parent company amounted to $771 million for the first half of 2021, equivalent to a Diluted Earnings Per Share of $0.85, compared to net profit attributable to the equity holders of the parent company of $376 million, equivalent to a Diluted Earnings per Share of $0.42 for the first half of 2020.

Our Free Cash Flow, a non-GAAP (“Generally Accepted Accounting Principles”) measure, was $387 million in the first half of 2021 compared to $141 million in the first half of 2020.

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 7

2.2.	Segment information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, we participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

Our operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Please refer to note 3.6.6 of the Semi Annual Financial Statements for further information.

2.3.	Liquidity and financial position

We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2021, our net cash and cash equivalents increased by $743 million. The components of our cash flows are set forth below:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
Net cash from operating activities	1,477	959
Net cash used in investing activities	(847)	(1,480)
Net cash from / (used in) financing activities	117	(282)
Effect of change in exchange rates	(4)	(4)
Net cash increase (decrease)	743	(807)

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 8

Net cash from operating activities

Net cash from operating activities is the sum of (i) net profit adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2021 was $1,477 million, increasing compared to $959 million in the first half of 2020, mainly due to higher net profit.

Net cash used in investing activities

Investing activities used $847 million of cash in the first half of 2021, mainly as a result of payments for tangible assets, net of proceeds, for a total of $843 million and investment in intangible assets of $205 million, of which the largest part is related to the capitalization of development costs, partially offset by proceeds from matured marketable securities of $132 million and net proceeds received from net investments in short-term deposits of $81 million.

Net cash from (used in) financing activities

Net cash from financing activities was $117 million for the first half of 2021, compared to $282 million used in the first half of 2020, and consisted mainly of $406 million proceeds from the partial drawdown of our credit facility signed with the EIB and $182 million proceeds from the drawdown of our credit facility signed with Cassa Depositi e Prestiti SpA (“CDP”), partially offset by $313 million repurchase of common stock, $90 million of dividends paid to stockholders and $30 million repayment of long-term debt.

Free cash flow (non-GAAP measure)

Free Cash Flow, a non-GAAP measure, is defined as (i) net cash from operating activities plus, (ii) net cash used in investing activities, excluding payment for purchase of (and proceeds from matured) marketable securities, and net investments in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payments for purchases (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions. We believe Free Cash Flow, a non-GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is a non-GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities to sustain our operations. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase of (and proceeds from matured) marketable securities and net investments in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Our Free Cash Flow is derived from our US GAAP Consolidated Statements of Cash Flows, which differs from our Consolidated Statements of Cash Flows under International Financial Reporting Standards (“IFRS”). A reconciliation with the Consolidated Statements of Cash Flows under IFRS is provided in the table below:

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 9

In millions of USD	July 3, 2021	June 27, 2020
Net cash from operating activities as reported	1,477	959
Excluding US GAAP/IFRS differences:
Payment for withholding tax on vested shares	9	6
Payment for lease liabilities	(39)	(28)
Other	—	(1)
Net cash from operating activities adjusted	1,447	936

Net cash used in investing activities as reported	(847)	(1,480)
Excluding:
Payment for purchase of (and proceeds from matured) marketable securities and net investments in short-term deposits	(213)	685
Payments for purchases (and proceeds from sale) of tangible, intangible and financial assets, and net cash paid for business acquisitions (1)	(1,060)	(795)
Free Cash Flow (non-GAAP measure)	387	141

(1)

Reflects the total of the following line items reconciled with our Consolidated Statement of Cash Flows relating to investing activities: Payments for purchases of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for financial assets, Proceeds from sale of financial assets, Payment for business acquisitions, net of cash acquired.

Our free cash flow was $387 million for the first half of 2021, compared to $141 million for the first half of 2020.

Net Financial Position (non-GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and quoted debt securities; our total financial debt includes interest-bearing loans and borrowings, including current portion, as represented in our consolidated statement of financial position. Net Financial Position is a non-GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and quoted debt securities and the total level of our financial indebtedness. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position is derived from our US GAAP Consolidated Balance Sheets, which differs from the Consolidated Statements of Financial Position under IFRS. A reconciliation with the Consolidated Statements of Financial Position under IFRS is provided in the table below:

In millions of USD	July 3, 2021	December 31, 2020
Cash and cash equivalents	3,749	3,006
Short-term deposits	500	581
Government bonds issued by the U.S. Treasury	—	133
Total liquidity	4,249	3,720
Funding program loans from European Investment Bank	(928)	(579)
Credit Facility from CDP	(177)	—
Dual tranche senior unsecured convertible bonds	(2,121)	(2,034)
Other funding programs loans	(3)	(4)
Total financial debt as reported	(3,229)	(2,617)
US GAAP/IFRS differences on senior unsecured convertible bonds	61	(4)
Total financial debt adjusted	(3,168)	(2,621)
Net financial position (non-GAAP measure)	1,081	1,099

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 10

Our Net Financial Position as of July 3, 2021 was a net cash position of $1,081 million, slightly decreasing compared to the net cash position of $1,099 million as of December 31, 2020.

At July 3, 2021, our financial debt was $3,229 million, composed of (i) $938 million of current portion of long-term debt and (ii) $2,291 million of long-term debt. The breakdown of our total financial debt included: (i) $750 million in senior unsecured convertible bonds issued in 2017 (Tranche B), (ii) $1,371 million in senior unsecured convertible bonds issued in 2020, (iii) $928 million in European Investment Bank loans (the “EIB Loans”), (iv) $177 million in the CDP loan and (iv) $3 million in loans from other funding programs.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was fully drawn in U.S. dollars for an amount of $471 million, of which $59 million was outstanding as at July 3, 2021. The second, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $473 million was outstanding as at July 3, 2021. The third, signed in 2020, is a €500 million facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. It was partially drawn in the first quarter of 2021 for an amount of €335 million, representing $396 million outstanding as at July 3, 2021, and the remaining undrawn portion of €165 million will be drawn in the second half of 2021.

In June 2021, we signed a new Facility Agreement with CDP for an amount of €150 million, fully drawn in Euros, of which $177 million was outstanding as at July 3, 2021.

On July 3, 2017, we issued $1.5 billion principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), originally due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by us upon certain conditions, on a net-share settlement basis, except if we elect a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs.

The call option available to us for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on the full Tranche A. As we elected to net-share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion. We settled the bonds upon conversion by redeeming through cash the $750 million principal amount, and by settling the residual consideration through the delivery of 11.4 million treasury shares. The net-share settlement was fully completed as of October 1, 2020.

In June 2021, we released an optional redemption notice to inform bondholders of our intention to exercise the issuer’s soft call and early redeem the Tranche B bonds on July 26, 2021. As a consequence, all bondholders exercised their conversion rights as at July 9, 2021. Each conversion is following the process defined in the original terms and conditions of the convertible bonds, which determines the actual consideration to be transferred to the bondholders, either in cash, shares, or a mix of both, depending on the settlement basis we elect for each conversion. As of the date of the issuance of these interim financial statements, the measurement of the total consideration that will be transferred to the bondholders has not been completed yet and the related delivery of cash and shares, depending on the settlement basis elected by us, will be completed by August 31, 2021.

On August 4, 2020, we issued $1.5 billion principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds and Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 11

$200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by us upon certain conditions, on a net-share settlement basis, except if we elect a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $772 million as at July 3, 2021.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: Standard & Poor’s (“S&P”): BBB with stable outlook; Moody’s Investors Service (“Moody’s”): Baa3 with positive outlook; Fitch Ratings (“Fitch”): BBB with stable outlook.

2.4.	Business and financial outlook

We are driving the Company based on a plan for full year 2021 net revenues to be $12.5 billion, plus or minus $100 million.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. To support the strong market demand and our strategic initiatives, we plan to invest about $2.1 billion in capital expenditures in 2021. A portion of these capital expenditures will be devoted to support strategic initiatives: (i) in Agrate, Italy the progression of our new R3 300mm fab to support next generation mixed signal and power technologies; (ii) R&D for GaN power technologies in Tours 200mm and prototyping for GaN RF devices in Catania 150mm and (iii) investments for SiC substrates activities following the Norstel acquisition. In addition to our strategic initiatives, our main capital investment in front-end is in (i) our 300mm fab in Crolles, optimizing existing infrastructures and extending the cleanroom to support production ramp up on our main runner technologies; (ii) increase capacity for SiC power mosfet in our Catania and Singapore facilities; and (iii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation in some of our most advanced 200mm fabs including the Singapore fab we acquired from Micron. The most important 2021 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology and automotive related packages, next generation optical sensing technologies and the new generation of Intelligent Power Modules for Automotive and Industrial applications; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings, in part to support our commitment to be carbon neutral in 2027. We will invest in overall capacity adjustment in final testing and wafer probing to support demand and a changed product mix as well as invest in quality, safety, maintenance, productivity, cost savings and direct emission reduction plan in both 150mm, 200mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 12

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debt in line with maturity dates.

2.5.	Other developments

On July 1, we announced the launch of a share buy-back program of up to $1,040 million to be executed within a 3-year period. We intend to carry out the buy-back program and hold the shares bought back as treasury stock for the purpose of meeting our obligations in relation to our employee stock award plans and to support the potential settlement of our outstanding convertible bonds.

On June 25, we announced a strategic cooperation with the Renault Group on advanced power semiconductor products for electric and hybrid vehicles which will see us benefit from significant volumes guaranteed of power modules and wide bandgap power transistors to be supplied from 2026-2030.

On June 24, we signed an agreement with Tower Semiconductor (“Tower”) by which Tower will share a portion of the cleanroom of our new Agrate R3 300mm fab, which is currently under construction, in order to accelerate fab ramp-up to reach a high utilization level and scale.

On June 9, we announced that Benedetto Vigna, President of the Analog, MEMS and Sensors Group, informed us that he will step down from his position on August 31, 2021 to become CEO of another company.

On May 27, we held our Annual General Meeting of Shareholders (“AGM”) in Schiphol, the Netherlands. The proposed resolutions, all approved by the Shareholders, were:

•

The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2020, prepared in accordance with IFRS and filed with the Dutch Authority for the Financial Markets (“AFM”) on March 25, 2021;

•

The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022;

•	The reappointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term to expire at the end of the 2024 AGM;
•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2024 AGM;
•	The adoption of an amended remuneration policy for the Managing Board, in line with recent changes in Dutch corporate law and the EU’s Shareholder Rights Directive II;
•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The adoption of a new 3-year Unvested Stock Award Plan for Management and Key Employees;
•	The authorization to the Managing Board, until the end of the 2022 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•

The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2022 AGM;

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 13

•	The discharge of the sole member of the Managing Board; and
•	The discharge of the members of the Supervisory Board.

On May 19, we announced the acquisition of the assets of Cartesiam, a French software company specialized in artificial intelligence development tools, and the transfer and integration of its employees. The transaction closed on July 6, 2021.

On May 5, we announced the publication of our 24th sustainability report detailing the 2020 performance.

2.6.	Related party transactions

Please refer to note 3.6.20 of the Semi Annual Financial Statements.

2.7.	Financial Risk Management

We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and our on-going investing and financing activities. Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. See note 3.6.10.4 of the Semi Annual Financial Statements for further information.

Financial risk management is carried out by our central treasury department (“Corporate Treasury”). Additionally, a treasury committee, chaired by our Chief Financial Officer, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s subsidiaries. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2020. There have been no changes in the risk management department or in any risk management policies during the first half of 2021.

Foreign exchange risk

We conduct our business on a global basis in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial and future commercial transactions.

Cash flow and fair value interest rate risk

Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 14

Credit risk

We select banks and/or financial institutions based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total.

We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, we assess the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain an adequate cash position and a low debt-to-equity ratio to ensure adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash provided from operating activities.

2.8.	Business risk information

Our risk appetite depends on the nature of risks. We determine, on a regular basis, the amount of risk we are willing to eliminate, mitigate, pursue or retain, depending on associated expected rewards, opportunities and cost of risk optimization.

Below is a list of the main risk factors related to the semiconductor industry and specifically related to our operations, which may affect our result and performance and the ability of management to predict the future:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•

Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•

Legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 15

•	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•

The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•

Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	The impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•

Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•

Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;

•

The duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•

The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

2.9.	Auditor’s involvement

The Interim Condensed Consolidated Financial Statements and Interim Report of the Managing Board have not been audited or reviewed by an external auditor.

This report of the Managing Board is dated August 18, 2021.

STMicroelectronics ● Semi Annual Report 2021	Report of the Managing Board 16

3.	Interim Condensed Consolidated Financial Statements (“Semi Annual Financial Statements”)

The Semi Annual Financial Statements of the Group for the six months ended July 3, 2021, as presented by the Managing Board, have not been audited or reviewed by an external auditor.

3.1.	Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	July 3, 2021	June 27, 2020
Sales		5,995	4,312
Other revenues		13	6
Total revenues	3.6.5	6,008	4,318
Cost of sales	3.6.16	(3,742)	(2,919)
Gross profit		2,266	1,399
Selling, general and administrative	3.6.16	(644)	(534)
Research and development	3.6.16	(739)	(601)
Other income	3.6.17	87	76
Other expenses	3.6.17	(27)	(31)
Operating profit		943	309
Finance income	3.6.18	109	128
Finance costs	3.6.18	(162)	(41)
Profit before income tax		890	396
Income tax expense		(116)	(21)
Net profit		774	375
Attributable to:
The equity holders of the parent		771	376
Noncontrolling interests		3	(1)
Net profit		774	375
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.19	0.85	0.42
Earnings per share (Diluted)	3.6.19	0.85	0.42

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 17

3.2.	Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	July 3, 2021	June 27, 2020
Net profit	774	375

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations	45	(7)
Income tax effect	(9)	—
Re-measurements of employee benefit obligations, net of tax	36	(7)
Total items that will not be reclassified to profit or loss	36	(7)

Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations	(89)	(11)
Cash flow hedges	(47)	5
Income tax effect	6	(1)
Net movement on cash flow hedges	(41)	4
Changes in fair value of debt instruments at FVOCI(1)	(1)	1
Net changes in fair value of debt instruments at FVOCI(1)	(1)	1
Total items that may be reclassified subsequently to profit or loss	(131)	(6)
Other comprehensive income (loss), net of tax	(95)	(13)

Total comprehensive income (loss), net of tax	679	362

Attributable to:
The equity holders of the parent	676	363
Noncontrolling interests	3	(1)
Total comprehensive income (loss), net of tax	679	362

The accompanying notes are an integral part of these interim consolidated financial statements

(1) FVOCI: Fair Value through Other Comprehensive Income

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 18

3.3.	Consolidated statement of financial position

In millions of USD	Notes	July 3, 2021 (unaudited)	December 31, 2020 (audited)
Non-current assets
Property, plant and equipment	3.6.7	5,186	4,778
Goodwill	3.6.9	304	312
Intangible assets	3.6.7	1,352	1,294
Other non-current financial assets	3.6.10.1	61	68
Deferred tax assets		449	487
Other non-current assets		548	698
Total non-current assets		7,900	7,637
Current assets
Inventories	3.6.12	1,967	1,838
Trade accounts receivable		1,571	1,465
Other current financial assets	3.6.10.1	2	259
Other receivable and assets		643	520
Short-term deposits		500	581
Cash and cash equivalents	3.6.13	3,749	3,006
Total current assets		8,432	7,669
Total assets		16,332	15,306
Equity
Equity attributable to the equity holders of the parent		8,498	8,250
Noncontrolling interest		61	58
Total equity	3.6.14	8,559	8,308
Non-current liabilities
Interest-bearing loans and borrowings	3.6.10.3	2,291	1,821
Other non-current financial liabilities	3.6.10.2	585	625
Employee benefits		575	634
Deferred tax liabilities		47	63
Other non-current liabilities		102	101
Total non-current liabilities		3,600	3,244
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.10.3	938	796
Trade accounts payable		1,366	1,166
Other payables and accrued liabilities		425	274
Employee benefits – current portion		658	696
Current provisions		3	6
Other current financial liabilities	3.6.10.2	688	732
Income tax payable		95	84
Total current liabilities		4,173	3,754
Total equity and liabilities		16,332	15,306

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 19

3.4.	Consolidated statement of changes in equity

For the six-month period ended July 3, 2021

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interests	Total equity
As at January 1, 2021 (audited)	1,157	2,272	(93)	1,723	3,191	8,250	58	8,308
Net profit	—	—	—	—	771	771	3	774
Other comprehensive income, net of tax	—	—	—	(95)	—	(95)	—	(95)
Total comprehensive income	—	—	—	(95)	771	676	3	679
Transfer of cash flow hedge reserve to inventories	—	—	—	(2)	—	(2)	—	(2)
Repurchase of common stock	—	—	(313)	—	—	(313)	—	(313)
Employee share award scheme, net of tax	—	—	106	103	(106)	103	—	103
Dividends	—	—	—	—	(216)	(216)	—	(216)
As at July 3, 2021 (unaudited)	1,157	2,272	(300)	1,729	3,640	8,498	61	8,559

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 20

For the six-month period ended June 27, 2020

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interests	Total equity
As at January 1, 2020 (audited)	1,157	2,189	(328)	1,317	2,751	7,086	68	7,154
Net profit	—	—	—	—	376	376	(1)	375
Other comprehensive income, net of tax	—	—	—	(13)	—	(13)	—	(13)
Total comprehensive income	—	—	—	(13)	376	363	(1)	362
Transfer of cash flow hedge reserve to inventories	—	—	—	2	—	2	—	2
Repurchase of common stock	—	—	(125)	—	—	(125)	—	(125)
Employee share award scheme, net of tax	—	—	81	70	(81)	70	—	70
Dividends	—	—	—	—	(151)	(151)	—	(151)
As at June 27, 2020 (unaudited)	1,157	2,189	(372)	1,376	2,895	7,245	67	7,312

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 21

3.5.	Consolidated statement of cash flows
		(unaudited)
		Six-month period ended
In millions of USD	Note	July 3, 2021	June 27, 2020
Cash flows from operating activities
Net profit		774	375
Items to reconcile net profit and cash flows from operating activities:
Depreciation and amortization		663	605
Interest and amortization of issuance costs on convertible bonds		22	20
Change in fair value of embedded non-equity derivative instruments		(28)	(93)
Share-based compensation		101	68
Other non-cash items		25	(64)
Deferred income tax		11	(34)
Impairment, restructuring and other related closure costs, net of cash payments		7	39
Changes in net working capital:
Movement of trade receivables, net		(114)	211
Movement of inventories, net		(155)	(271)
Movement of trade payables		68	102
Movement of other assets and liabilities, net		178	11
Interests paid		(4)	(5)
Interest received		7	24
Income tax paid		(78)	(29)
Net cash from operating activities		1,477	959
Cash flows used in investing activities
Payments for purchases of tangible assets		(844)	(580)
Proceeds from sale of tangible assets		1	2
Proceeds from matured marketable securities		132	—
Net proceeds from (investments in) short-term deposits		81	(685)
Payment for purchase of intangible assets		(205)	(186)
Payment for financial assets		(14)	—
Proceeds from sale of financial assets		2	—
Payment for business acquisitions, net of cash acquired		—	(31)
Net cash used in investing activities		(847)	(1,480)
Cash flows from (used in) financing activities
Proceeds from interest-bearing loans and borrowings		589	1
Repayment of interest-bearing loans and borrowings		(30)	(40)
Payment for lease liabilities		(39)	(28)
Repurchase of ordinary shares		(313)	(125)
Dividends paid to equity holders of the parent Company		(90)	(90)
Net cash from (used in) financing activities		117	(282)
Effect of changes in exchange rates		(4)	(4)
Net cash increase (decrease)		743	(807)
Cash, cash equivalents and restricted cash at beginning of the period		3,006	2,607
Cash, cash equivalents and restricted cash at end of the period	3.6.13	3,749	1,800

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 22

3.6.	Notes to the consolidated financial statements
3.6.1.	Corporate information

STMicroelectronics N.V. (“ST” or “the Company”), with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

The Company and its subsidiaries (together “the Group”) are a global independent semiconductor group of companies that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s products are used in a wide variety of applications for the four end-markets the Group addresses: automotive, industrial, personal electronics and communications equipment, computers and peripherals. For the automotive and industrial markets, the Group addresses a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals, the Group has a selective approach both in terms of the customers the Group serves, as well as in the technologies and products it offers.

The Company is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These unaudited Semi Annual Financial Statements were approved by ST’s Supervisory Board on August 18, 2021.

3.6.2.	Basis of preparation

These unaudited Semi Annual Financial Statements for the six-month period ended July 3, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the European Union.

The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the European Union, filed with the Dutch Authority for the Financial Markets on March 25, 2021 and adopted by our Annual General Meeting of Shareholders on May 27, 2021.

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 23

3.6.3.	Significant accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2020. New accounting guidance was effective and adopted by the Group on January 1, 2021, with no material effect on the Group’s consolidated financial statements. Changes to significant accounting policies are described below:

Amendments to existing standards adopted in 2021

The Group adopted the following amended standards on January 1, 2021:

Amendments to IFRS 9, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark (IBOR) Reform (Phase 2): the amendments address issues that arise during the reform of an interest rate benchmark, including the replacement of one benchmark with an alternative one. The amendments correspond to the second phase of the project undertaken by the IASB to consider what reliefs, if any, to give from the effect of the IBOR reform. The Phase 1 amendments, as adopted on January 1, 2020, provided temporary reliefs from applying specific hedge accounting requirements to relationships affected by uncertainties arising as a result of the IBOR reform. The Phase 2 amendments address issues that arise from the implementation of the IBOR reform, including the accounting for changes in the basis for determining contractual cash flows as a result of the IBOR reform, the prospective cease-application of Phase 1 reliefs, additional temporary exceptions from applying specific hedge accounting requirements and the requirements for additional disclosures related to the IBOR reform. The Phase 2 amendments was endorsed by the European Union, with January 1, 2021 as effective date. These amendments did not have a significant impact upon adoption.

The following amendments to existing standards also became effective in 2021, with no material impact on the accounting policies, financial position or performance of the Group:

•	Amendments to IFRS 3 Business Combinations, IAS 16 Property, Plant and Equipment, IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Improvements to IFRS (2018-2020)
•	Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9

Standards and amendments to existing standards issued but not yet effective

Standards and amended standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. The detailed descriptions of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

Amendments to IAS 1, Presentation of Financial Statements: the amendments specify the requirements for classifying liabilities as current or non-current by clarifying the requirements of IAS 1 when an entity expects to refinance or roll over an obligation under an existing loan facility. The amendments also have implications on the requirements related to covenant breaches. The amendments clarify: what is meant by a right to defer settlement; that a right to defer must exist at the end of the reporting period and that the classification is not affected by the likelihood that an entity will exercise its deferral right and; that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. IAS 1, as amended, has not been endorsed by the European Union yet. The Group will apply these amendments when effective. The presentation on the consolidated statement of financial position of the convertible bonds issued in 2017 and 2020 is in the scope of the amended guidance, which is not expected to have a significant impact upon adoption.

Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies: the amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. IAS 1, as amended, has not been endorsed by the European Union yet. The Group will apply these amendments when effective and will modify its disclosures related to the Group’s accounting policies accordingly. These amendments are not expected to have a material impact upon adoption.

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 24

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates: the amendments introduce the definition of accounting estimates (defined as monetary amounts in financial statements that are subject to measurement uncertainty) and clarify the distinction between changes in accounting estimates and changes in accounting policies.  IAS 8, as amended, has not been endorsed by the European Union yet. The Group will apply these amendments when effective. These amendments are not expected to have a material impact upon adoption.

Amendments to IAS 12, Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction: the amendments require to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. IAS 12, as amended, has not been endorsed by the European Union yet.   The amendments should be applied on a modified retrospective basis. The Group will apply the amended standard when effective and will recognize a deferred tax asset – to the extent that it is probable that taxable profit in the corresponding jurisdictions will be available against which the deductible temporary difference can be utilized – and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities.

The following new standard and amendments to existing standards are not expected to have a material impact on the accounting policies, financial position or performance of the Group:

•	IFRS 17: Insurance Contracts
•	Amendments to IFRS 16 Leases COVID-19 - Related Rent Concessions

3.6.4.	Critical accounting estimates and judgements

In preparing these unaudited Semi Annual Financial Statements, management has made estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under current circumstances. Actual results may differ from those estimates.

Estimates and assumptions used in these unaudited Semi Annual Financial Statements are consistent with those applied in the preparation of the Group’s annual financial statements for the year ended December 31, 2020. The COVID-19 outbreak declared by the World Health Organization in March 2020 and the measures taken since then on a worldwide basis to limit the spread of the pandemic have generated uncertainties on future economic conditions, with a direct impact on the Group’s forward-looking growth and financial outlook. Despite these uncertainties, the Group did not report in the first half of 2021 any major disruptions in the supply chain or in its operations. The Group’s performance and operations are based on solid fundamentals and a strong capital structure, while the Group takes the necessary measures to protect the health and safety of its employees. There are no conditions and events which raise substantial doubt about the Group’s ability to continue as a going concern, in light with: its current financial condition, including its liquidity sources; its obligations – due or anticipated; the funds necessary to maintain the Group’s operations and other conditions and events, if any.

The uncertainties arisen from these unprecedented business conditions have been factored in the critical accounting estimates and judgements made in preparing these unaudited Semi Annual Financial Statements, based on reasonable and supportable forecast of future conditions. However, future economic performance cannot be fully determined and is closely monitored on an on-going basis by means of different scenarios, which are highly dependent on the further development of the pandemic.

No events or changes in circumstances, including the COVID-19 pandemic, have indicated in the first half of 2021 that the carrying amount of major tangible assets, including lease right-of-use assets, might not be recoverable or that useful lives might not be appropriate. The Group also reviewed the recoverability of its intangible assets, including capitalized development costs. On the latter, the Group recorded a total impairment charge of $9 million. Refer to note 3.6.7 for further details on amounts capitalized, amortized and impaired during the period.

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There is no major contingency to be reported as at July 3, 2021 related to the COVID-19 outbreak. The tax loss carryforwards capitalized as deferred tax assets are deemed recoverable in all major tax jurisdictions. To consider any potentially increased risk of default on accounts receivable, the Group adjusted the expected credit loss assumptions to reflect current conditions, reasonable and supportable forecast of future conditions and how current uncertainties due to the COVID-19 pandemic may impact customers’ and other debtors’ future credit quality. This reassessment did not have any material effect on the expected credit loss allowances reported by the Group on its major categories of financial assets as at July 3, 2021.

These assessments are highly dependent on the further extent of the pandemic and are closely monitored.

3.6.5.	Revenues
3.6.5.1.	Nature of goods and services

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The principal activities – separated by operating segments – from which the Group generates its revenues are described in note 3.6.6.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.

3.6.5.2.	Revenue recognition and disaggregation

The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms range between 30 and 90 days.

The Group’s consolidated total revenues disaggregated by product group are presented in Note 3.6.6. The following table presents the Group’s consolidated total revenues disaggregated by geographical region of shipment, nature and market channel.

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	Six-month period ended
In millions of USD	July 3, 2021	June 27, 2020
Total revenues by geographical region of shipment(1)
EMEA	1,270	885
Americas	753	531
Asia Pacific	3,985	2,902
Total revenues	6,008	4,318

Total revenues by nature
Revenues from sale of products	5,899	4,257
Revenues from sale of services	96	55
Other revenues	13	6
Total revenues	6,008	4,318

Total revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	3,937	3,050
Distribution	2,071	1,268
Total revenues	6,008	4,318

(1)

Total revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

OEM are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which the Group has the right to invoice for services performed.

3.6.6.	Segment information

The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

The Group’s operating segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs, and discrete and power transistor products.
•	Analog, MEMS and Sensors Group (AMS), comprised of analog, smart power, low power RF, MEMS sensors and actuators, and optical sensing solutions.
•	Microcontrollers and Digital ICs Group (MDG), comprised of microcontrollers (general purpose and secure), memories (RF and EEPROM), and RF communications.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Group’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization expenses, phase-out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special R&D programs, certain

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corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales. Finally, public grants are allocated to the Group’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Group’s consolidated total revenues and consolidated operating income by operating segment.

Total revenues by operating segment:

	(unaudited)
	Six-month period ended
In millions of USD	July 3, 2021	June 27, 2020
ADG	2,119	1,480
AMS	2,096	1,476
MDG	1,783	1,356
Total revenues of operating segments	5,998	4,312
Others	10	6
Consolidated total revenues	6,008	4,318

Operating profit by operating segment:

	(unaudited)
	Six-month period ended
In millions of USD	July 3, 2021	June 27, 2020
ADG	187	37
AMS	376	232
MDG	376	186
Sub-total operating profit of operating segments[1]	939	455
Impairment, restructuring charges and other related closure costs	2	(9)
Unused capacity charges	(2)	(98)
Other unallocated manufacturing results	(1)	(15)
Gain on sale of non-current assets	1	10
Strategic and other R&D programs and other non-allocated provisions[2]	(15)	(10)
IFRS/U.S. GAAP Adjustments[1]:
Net impact of capitalized development costs	60	(2)
Derivative instruments not designated as hedge instruments under IFRS	(29)	5
IFRIC 21 adjustment on levies	(5)	(6)
Employee benefits adjustments	4	2
Asset acquisition tax incentives	(26)	(23)
IFRS 16 adjustment on lease expenses	4	—
Other non-allocated expenses and IFRS adjustments impact	11	—
Total operating profit	943	309

(1)

The operating profit allocated by operating segments as reported in the above table is based on the Group’s primary financial reporting framework (U.S. GAAP) and reflects the way the CODM (“Chief Operating Decision Maker”) monitors the operating performance of each segment.

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(2)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the product segments.

3.6.7.	Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2021	4,778	1,294
Additions	1,026	211
Impairment / Write-Offs	(1)	(9)
Depreciation and amortization	(525)	(138)
Foreign currency translation	(92)	(6)
Net book value as at July 3, 2021 (unaudited)	5,186	1,352

The Group has commitments to purchase property, plant and equipment after the end of the interim period in the amount of $946 million.

The impairment and write-offs for the first half of 2021 amounted to $10 million (first half 2020: $38 million), including $9 million recorded in cost of sales, resulting from write-offs of the capitalized development costs related to certain businesses and related projects that were cancelled.

Property, plant and equipment include lease right-of-use assets. Refer to note 3.6.11 for more details on leases.

3.6.8.	Business acquisitions

In the first half of 2020, the Group closed the acquisition of a majority stake in French gallium nitride (“GaN”) innovator Exagan, while the risks and rewards of owning the noncontrolling interests have been obtained by the Group. Exagan’s expertise in epitaxy, product development and application know-how broaden and accelerate ST’s power GaN roadmap and business for automotive, industrial and consumer applications. The activities of this business are included in the ADG operating segment.

In the second half of 2020, the Group closed the acquisitions of the entire share capital of ultra-wideband specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of SOMOS. With these acquisitions, the Group further strengthens its offer for wireless connectivity in the roadmap for STM32 microcontrollers and secure microcontrollers. The activities of these businesses are included in the MDG operating segment.

In 2020, the Group also completed another minor acquisition in the MDG operating segment. This acquisition has also been accounted for as a business combination.

In the first half of 2021, the purchase price allocation of the above business acquisitions was finalized and resulted in the recognition of $1 million related to a defined benefit pension obligation with the corresponding increase in goodwill. The fair value of the identifiable assets acquired and liabilities assumed was as follows:

	Fair value recognized at acquisition date	Measurement period adjustments	Fair value recognized as a result of acquisition
Property, plant and equipment	1	—	1
Technologies & licenses	108	—	108
Technologies in progress	10	—	10
Other intangible assets	2	—	2

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 29

Deferred tax assets	5	—	5
Deferred tax liabilities	(18)	—	(18)
Net working capital	(4)	(1)	(5)
Goodwill(1)	135	1	136
Total net assets at fair value	239	—	239
Purchase consideration	239	—	239
(1)	The items that generated goodwill are workforce, synergies, future products and access to new markets.

As of the acquisition date, the total consideration transferred in relation to the business acquisitions concluded in 2020 consisted of cash paid of $104 million, before cash acquired of $1 million, deferred consideration of $18 million and contingent consideration of $117 million. The fair value of the consideration transferred was determined by the Company with the assistance of a third party as part of the purchase price allocation. The contingent consideration comprised variable payment components contingent upon meeting certain financial and/or technical targets by the acquired businesses. The fair value measurement of the acquisition-date contingent consideration was based on the probability that the milestones defining the variable components of the consideration will be achieved and was estimated by calculating the present value of the future expected cash flows. The estimates were based on discount rates ranging between 1.55% and 4.07%, reflecting the term-specific cost of debt plus, where appropriate, an additional risk premium.

Deferred and contingent consideration recognized on business combinations amounted to $140 million as at July 3, 2021. The Level 3 fair value measurement of, and changes in, the contingent consideration are further described in Note 3.6.10.5.

3.6.9.	Goodwill

Goodwill allocated to operating segments and changes in the carrying amount of goodwill were as follows:

In millions of USD	ADG	AMS	MDG	Total
As at January 1, 2021	91	2	219	312
Measurement period adjustment	—	—	1	1
Foreign currency translation	(4)	—	(5)	(9)
As at July 3, 2021 (unaudited)	87	2	215	304

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3.6.10.	Other financial assets and financial liabilities
3.6.10.1.	Other financial assets

In millions of USD	(unaudited) July 3, 2021	December 31, 2020
Other financial assets (including derivatives)
Other financial assets
Quoted debt securities at FVOCI(1)	—	133
Unquoted equity securities at FVOCI(1)	10	10
Quoted equity securities at FVPL(2)	13	13
Other trading financial assets at FVPL(2)	14	12
Total other financial assets	37	168
Current	—	133
Non-current	37	35
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	1	24
Currency collars	—	8
Derivatives not designated as hedges
Foreign exchange forward contracts	1	24
Currency collars	—	9
Embedded call option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	61
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	10	13
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	14	20
Total derivatives financial instruments	26	159
Current	2	126
Non-current	24	33
Total other financial assets (including derivatives)	63	213
Total current	2	259
Total non-current	61	68

(1) FVOCI: Fair Value through Other Comprehensive Income

(2) FVPL: Fair Value through P&L

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Movements in other financial assets (excluding derivatives) recorded in the first half of 2021 are summarized as follows:

In millions of USD	Jan 1, 2021	Change in fair value included in OCI*	Change in fair value included in income statement	Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	(unaudited) July 3, 2021
Government bonds issued by the U.S. Treasury	133	(1)	—	—	(132)	—	—
Quoted equity instruments at FVPL	13	—	—	—	—	—	13
Sub-total Quoted debt and equity securities	146	(1)	—	—	(132)	—	13
Unquoted equity securities at FVOCI	10	—	—	—	—	—	10
Other trading financial assets at FVPL	12	—	2	—	—	—	14
Total other financial assets (excluding derivatives)	168	(1)	2	—	(132)	—	37

*OCI: Other comprehensive income

Investments held in debt securities

During the first half of 2021, U.S. Treasury Bonds held by the Group reached maturity. Proceeds from matured debt securities totaled $132 million and were reported in the line “Proceeds from matured marketable securities” in the consolidated statement of cash flows for the six months ended July 3, 2021.

Investments held in equity securities

As at July 3, 2021, the Group also had investments in quoted equity securities for an aggregate value of $13 million, measured at FVPL (December 31, 2020: $13 million).

As at July 3, 2021, the Group also reported other trading financial assets for an aggregate value of $14 million (December 31, 2020: $12 million).

The Group irrevocably elected to measure at FVOCI unquoted equity securities for an aggregate value of $10 million (December 31, 2020: $10 million). Since these are strategic investments, the Group considers this classification, which implies that changes in fair value are not subsequently recycled to earnings, to be more relevant.

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Short-term deposits

To optimize the return yield on its short-term investments, the Group invested $500 million of available cash in short-term deposits as at July 3, 2021. These short-term deposits had a maturity beyond three months and no significant risk of changes in fair value. They are reported in “Short-term deposits” in the consolidated statement of financial position.

3.6.10.2.	Other financial liabilities

In millions of USD	(unaudited) July 3, 2021	December 31, 2020
Lease financial liabilities	190	196
Deferred and contingent consideration on business acquisitions	140	143
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	10	—
Currency collars	4	—
Derivatives not designated as hedges
Foreign exchange forward contracts	9	2
Currency collars	2	—
Embedded conversion option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	609	676
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	137	158
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	172	182
Total other financial liabilities (including derivatives)	1,273	1,357
Total current	688	732
Total non-current	585	625

Refer to notes 3.6.10.3 and 3.6.10.5 for further explanations on other types of financial liabilities. Refer to note 3.6.11 for further explanations on lease liabilities.

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3.6.10.3.	Interest-bearing loans and borrowings

In millions of USD	(unaudited) July 3, 2021	December 31, 2020
Funding program loans with European Investment Bank:
0.73% due 2021, floating interest rate at Libor + 0.525%	30	30
0.75% due 2021, floating interest rate at Libor + 0.572%	29	29
0.08% due 2028, floating interest rate at Euribor + 0.589%	241	250
0.03% due 2029, floating interest rate at Euribor + 0.564%	232	270
0.06% due 2031, floating interest rate at Euribor + 0.583%	396	—
Credit Facility from Cassa Depositi e Prestiti SpA
0.17% due 2027, floating interest rate at Euribor + 0.690%	177	—
Dual tranche senior unsecured convertible bonds:
0.25% due 2024 (Tranche B)	750	675
Zero-coupon, due 2025 (Tranche A)	700	694
Zero-coupon, due 2027 (Tranche B)	671	665
Other funding program loans:
0.48% (weighted average), due 2021-2028, fixed interest rate	3	4
Total interest-bearing loans and borrowings	3,229	2,617
Total current	938	796
Total non-current	2,291	1,821

On July 3, 2017, the Company issued $1,500 million principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Group.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $248 million at issuance date, which determined the initial recognition of the liability component at $1,261 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement. The Group elected to allocate issuance costs, totaling $7 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

The call option available to the Company for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on Tranche A. As the Company elected to net-share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion. The Company settled the bonds upon conversion, by redeeming through cash the $750 million principal amount and by settling the residual consideration through the delivery of 11.4 million treasury shares. The net-share settlement was fully completed as of October 1, 2020.

In June 2021, the Company released an optional redemption notice to inform bondholders of its intention to exercise the issuer’s soft call and early redeem the Tranche B bonds on July 26, 2021. As a consequence, all bondholders exercised their conversion rights as at July 9, 2021. Each conversion is following the process defined in the original terms and conditions

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of the convertible bonds, which determines the actual consideration to be transferred to the bondholders, either in cash, shares, or a mix of both, depending on the settlement basis the Company elects for each conversion. As of the date of the issuance of these interim financial statements the measurement of the total consideration that will be transferred to the bondholders has not been completed yet and the related delivery of cash and shares, depending on the settlement basis elected by the Company, will be completed by August 31, 2021.

The carrying amount of the convertible debt as of July 9, 2021 reflected the obligation to repay upon conversion the principal amount of the bonds based on a net-share settlement, which generated a charge of $64 million reported on the line “Finance costs” on the consolidated income statement for the first half of 2021. The liability component and the holder’s conversion option of Tranche B, which original maturity is July 3, 2024, were reported as current liabilities on the lines “Interest-bearing loans and borrowings – current portion” and “Other current financial liabilities”, respectively, on the consolidated statements of financial position as at July 3, 2021 and December 31, 2020. As of July 3, 2021, the bondholder’s conversion option reflected the intrinsic value of the option measured at reporting date. The issuer’s call option of Tranche B was reported on the line “Other current financial assets” on the consolidated statement of financial position as at December 31, 2020.

The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the conversion option of Tranche B was $609 million as at July 3, 2021 ($676 million as at December 31, 2020), which generated a change in fair value of $67 million reported on the line “Finance income” on the consolidated income statement for the first half of 2021. The value of the issuer’s call option of Tranche B was nil as at July 3, 2021 ($61 million as at December 31, 2020) as the Company has exercised its soft call through the release of an optional redemption notice in June 2021, which generated a change in fair value of $61 million reported on the line “Finance costs” on the consolidated income statement for the first half of 2021.

On August 4, 2020, the Company issued $1,500 million principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs payable by the Company.

The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $219 million at issuance date, which determined the initial recognition of the liability component at $1,358 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in note 3.6.10.5. The Group elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.

The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the conversion options (Tranche A and Tranche B) was $309 million as at July 3, 2021 ($340 million as at December 31, 2020), which generated a change in fair value of $31 million reported on the line “Finance income” on the consolidated income statement for the first half of 2021. The value of the issuer’s call options of Tranche A and Tranche B was $24 million as at July 3, 2021 ($33 million as at December 31, 2020), which generated a change in fair value of $9 million reported on the line “Finance costs” on the consolidated income statement for the first half of 2021.

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3.6.10.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its R&D and SG&A expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The principal currencies covered at the end of the first six-month period ended July 3, 2021 are the Euro, the Singapore dollar, the Swedish krona, the Japanese yen, the China Yuan Renminbi, the Malaysian ringgit, the South Korean won, the Swiss franc, the Indian rupee, the Philippines peso, the Moroccan dirham and the Taiwan dollar.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

The derivative instruments designated as cash flow hedges are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As at July 3, 2021, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	452	163
Currency collars	382	—

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 36

As at June 27, 2020, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	352	145
Currency collars	298	—

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence, the Group is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at July 3, 2021 liabilities totaling $6 million (a gross amount of $1 million asset net of a $7 million liability). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the European Market Infrastructure Regulation (“EMIR”), which are not offset in the statement of financial position, and representing total assets of $2 million and liabilities of $19 million as at July 3, 2021.

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 37

3.6.10.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) July 3, 2021	December 31, 2020	(unaudited) July 3, 2021	December 31, 2020
Financial assets
Short-term deposits	500	581	500	581
Trade accounts receivables	1,571	1,465	1,571	1,465
Other receivables and assets	643	520	643	520
Quoted financial instruments	27	158	27	158
Unquoted equity securities	10	10	10	10
Embedded call option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	—	61	—	61
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	10	13	10	13
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	14	20	14	20
Other financial assets	2	65	2	65
Cash equivalents (1)	3,214	2,637	3,214	2,637
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	1,108	583	1,108	583
Senior unsecured convertible bonds issued on July 3, 2017 (2)	750	675	1,357	1,359
Embedded conversion option - Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	609	676	—	—
Senior unsecured convertible bonds issued on August 4, 2020 (3)	1,371	1,359	1,828	1,835
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	137	158	—	—
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	172	182	—	—
Lease financial liabilities	190	196	190	196
Deferred consideration on business acquisitions	20	20	20	20
Contingent consideration on business acquisitions	120	123	120	123
Trade accounts payable	1,366	1,166	1,366	1,166
Other payables and accrued liabilities	425	274	425	274
Other financial liabilities	25	2	25	2

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 38

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 and outstanding at July 3, 2021 and December 31, 2020 corresponds to the liability component only, since, at initial recognition, an amount of $248 million was separately recognized as embedded derivative financial instruments. Tranche A was fully settled in 2020.

(3)

The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 and outstanding at July 3, 2021 and December 31, 2020 corresponds to the liability component only, since, at initial recognition, an amount of $219 million was separately recognized as embedded derivative financial instruments.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•

For trade accounts receivable, cash equivalents, short-term deposits, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

•	Financial investments (debt and equity securities):
-	The fair value quoted debt and equity securities is determined based upon quoted market prices for identical instruments.
-	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third-party financing or upon liquidation.
•

The fair value of interest-bearing loans and borrowings, including lease liabilities but excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of arrangements.

•

The senior unsecured convertible bonds issued on July 3, 2017 (Tranche B) and outstanding as at July 3, 2021 and December 31, 2020 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.

•

The dual tranche senior unsecured convertible bonds issued on August 4, 2020 and outstanding as at July 3, 2021 and December 31, 2020 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.

•	The fair value of derivative instruments is determined based upon quoted market prices for similar instruments.
•

The bondholders’ conversion option embedded in the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B) amounted to $609 million as at July 3, 2021 and $676 million as at December 31, 2020. Following the release by the Company, in June 2021, of an optional redemption notice forcing bondholders to exercise their conversion rights in July 2021, the issuer’s call option was considered as exercised at reporting date, while it amounted to $61 million as at December 31, 2020. As at July 3, 2021, the fair value of the bondholders’ conversion option was measured based on the intrinsic value of the option. As at December 31, 2020, the embedded derivative instruments were measured at fair value based on the income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

•

The bondholders’ conversion options embedded in the senior unsecured convertible bonds issued on August 4, 2020 amounted to $309 million as at July 3, 2021 and $340 million as at December 31, 2020. The issuer’s call options of the senior unsecured convertible bonds issued on August 4 amounted to $24 million as at July 3, 2021 and $33 million as at December 31, 2020. These embedded derivative instruments were measured at fair value based on the income approach using Bloomberg’s option pricing model, which can be assimilated to a Black &

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 39

Scholes model for pricing stock options. This model was elected as the best indication of fair value since it maximized the use of observable market-based inputs.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at July 3, 2021, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) July 3, 2021	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Trading derivatives
Foreign exchange forward contracts	1	—	1	—
Quoted equity securities at FVPL	13	13	—	—
Other trading financial assets at FVPL	14	14	—	—
Embedded call options	24	—	—	24
Cash flow hedges
Foreign exchange forward contracts	1	—	1	—
Unquoted equity securities measured at FVOCI	10	—	—	10
Short-term deposits	500	500	—	—
Total assets	563	527	2	34
Liabilities measured at fair value
Trading derivatives
Foreign exchange forward contracts	9	—	9	—
Currency collars	2	—	2	—
Cash Flow Hedges
Foreign exchange forward contracts	10	—	10	—
Currency collars	4	—	4	—
Embedded conversion options	918	—	—	918
Contingent consideration on business acquisitions	120	—	—	120
Total liabilities	1,063	—	25	1,038

During the reporting period ending July 3, 2021, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 40

on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer’s quotes for similar instruments;
•	The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

Financial instruments in Level 3

For financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2021 and July 3, 2021 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2021	(1,035)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	67
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)	(61)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	31
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	(9)
Change in fair value of the contingent consideration on business acquisitions	(1)
Currency translation adjustment	4
As at July 3, 2021 (unaudited)	(1,004)
Amount of total unrealized losses included in income statement attributable to assets (liabilities) still held at the reporting date for the half of 2021	(71)

The change in fair value amounting to $98 million on the embedded bondholders’ conversion options was reported as “Finance income” in the consolidated income statement for the six months ended July 3, 2021. The change in fair value amounting to $70 million on the embedded issuer’s soft calls was reported as “Finance costs” in the consolidated income statement for the six months ended July 3, 2021.

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) included the following inputs:

•	The risk-free interest rate for comparable maturities;
•	The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;

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•	The exercise price;
•	The dividend expected to be paid on the Company’s ordinary shares over the life of the option;
•	The volatility of the Company’s ordinary shares; and
•	The duration of the option.

Implied volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The prices of the bondholders’ conversion options are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion options in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of the Company’s ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(108)	(85)	(52)	56	88	109
Net carrying amount of the embedded conversion option	201	224	257	365	397	418

3.6.11.	Leases

Maturities of lease liabilities are as follows:

(unaudited)
In millions of USD	July 3, 2021
2021	24
2022	52
2023	39
2024	26
2025	15
Thereafter	81
Total future undiscounted cash outflows	237
Effect of discounting	(47)
Total lease liabilities	190

Lease liabilities are further described in note 3.6.10.3 and note 3.6.10.5.

A reconciliation of opening and closing right-of-use assets is provided below:

(unaudited)
In millions of USD	July 3, 2021
Right-of-use assets as of January 1, 2021	188
Depreciation for the period	(31)
Additions	38
Foreign currency translation	(4)
Right-of-use assets as of July 3, 2021	191

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 42

3.6.12.	Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) July 3, 2021	December 31, 2020
Raw materials	201	175
Work-in-process	1,189	1,117
Finished products	577	546
Total	1,967	1,838

3.6.13.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) July 3, 2021	December 31, 2020
Cash at bank and in hand	535	369
Money market deposits with banks	3,214	2,637
Total	3,749	3,006

3.6.14.	Equity
3.6.14.1.	Outstanding shares

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders and other stakeholders and which in the event of a creeping acquisition or offer for the Company’s common shares are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.

There were no preference shares issued as at July 3, 2021 and December 31, 2020.

3.6.14.2.	Treasury shares

As of July 3, 2021, the Company owned 7,992,707 shares classified as treasury stock in the consolidated statement of equity compared to 5,824,418 shares as of December 31, 2020.

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 43

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. As of July 3, 2021, 66,567,767 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 6,083,169 were transferred in the first half of 2021.

On November 5, 2018, the Company announced a three years buy-back program of up to $750 million. At the end of the period ended July 3, 2021, the Company completed the share buy-back program with the repurchase, in the first half of 2021, of 8.3 million shares of its common stock for a total of $313 million, reflected at cost, as a reduction of the parent company stockholders’ equity.

On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a 3-year period. The Company intends to carry out the buy-back program, and hold the shares bought back as treasury shares for the purpose of meeting the Company’s obligations in relation to its employee stock award plans and to support the potential settlement of its outstanding convertible debt.

3.6.14.3.	Other reserves

Other reserves include the following components as at July 3, 2021 and June 27, 2020:

In millions of USD	Share-based compensation reserve	Fair value reserve of financial assets at FVOCI	Cash Flow Hedge reserve	Employee benefit plan reserve	Foreign currency translation reserve	Total other reserves
As at January 1, 2020	987	(1)	(2)	(231)	564	1,317
Share-based compensation expense for the period	70	—	—	—	—	70
Net movement recognized in the statement of comprehensive income	—	1	4	(7)	(11)	(13)
Transfer of cash flow hedge reserve to inventories	—	—	2	—	—	2
As at June 27, 2020 (unaudited)	1,057	—	4	(238)	553	1,376
As at January 1, 2021	1,160	(3)	31	(231)	766	1,723
Share-based compensation expense for the period	103	—	—	—	—	103
Net movement recognized in the statement of comprehensive income	—	(1)	(41)	36	(89)	(95)
Transfer of cash flow hedge reserve to inventories	—	—	(2)	—	—	(2)
As at July 3, 2021 (unaudited)	1,263	(4)	(12)	(195)	677	1,729

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment to employees, including key management personnel, as part of their remuneration.

Fair value reserve of financial assets at FVOCI: This reserve records fair value changes on debt and equity securities measured at FVOCI.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship outstanding as at reporting date.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements for subsidiaries which functional currency is different from the U.S. dollar reporting currency.

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 44

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

3.6.14.4.	Dividends

The 2021 AGM held on May 27, 2021 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022. An amount of $48 million corresponding to the first installment was paid during the first half of 2021. The remaining portion of the first installment and the $0.18 per share cash dividend corresponding to the last three installments totaled $168 million and are reported in the line “Other payables and accrued liabilities” in the consolidated statement of financial position as of July 3, 2021.

The 2020 AGM held on June 17, 2020 authorized the distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021. The amount of $37 million corresponding to the first installment, $38 million corresponding to the second installment and $34 million corresponding to the third installment were paid as at December 31, 2020. The remaining portion of the third installment amounting to $4 million and the fourth installment of $38 million were paid in the first half of 2021.

The 2019 AGM held on May 31, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $48 million corresponding to the third installment were paid as at December 31, 2019. The remaining portion of the third installment amounting to $6 million and the last installment of $53 million were paid in the first half of 2020.

3.6.15.	Provisions

Movements in provisions during the first half of 2021 were as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Total
As at January 1, 2021	4	2	6
Adjustment for unused provision	(2)	—	(2)
Amounts paid	(1)	—	(1)
As at July 3, 2021 (unaudited)	1	2	3

•	Set-top Box restructuring plan

In 2016, the Group announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review of approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America. The Group still incurs payments related to the voluntary plan in France.

•	Bouskoura restructuring plan

In 2019, management committed to a restructuring plan impacting the Group’s back-end activities. A voluntary plan involving a reduction in force representing approximately 150 employees was announced in Bouskoura, Morocco site, in December 2019, in compliance with local legislation. The Group recorded a restructuring charge totaling $8 million for this

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 45

plan since inception, including $5 million recorded in the first half of 2020, corresponding to the voluntary termination benefits to be paid to employees who signed the offer for voluntary leave in 2020.

3.6.16.	Expenses by nature

Expenses recorded as cost of sales, R&D and SG&A are detailed as follows:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
Depreciation and amortization	663	605
Employee benefit expenses	1,822	1,452
Purchase of materials	1,427	1,152
Purchase of subcontracting services	1,013	770
Changes in inventories	(155)	(271)
Transportation	12	19
Impairment charge	10	38
Restructuring charges	(2)	5
Royalties and patents	47	37
Advertising costs	5	6
Other expenses	283	241
Total cost of sales, selling, general and administrative, and research and development	5,125	4,054

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
Wages and salaries	1,387	1,085
Payroll taxes and other social contribution charges	268	235
Share-based compensation expense	100	69
Pensions and other long-term benefits expense	67	63
Total employee benefit expenses	1,822	1,452
Of which included in:
Cost of sales	809	650
Selling, general and administrative	474	377
Research and development	539	425

3.6.17.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
R&D funding	84	60
Net foreign exchange gain	—	4
Gain on sale of non-current assets	3	12
Total other income	87	76

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 46

Other expenses consisted of the following:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
Net foreign exchange loss	(7)	—
Foreign exchange forward contracts and other currency derivatives	(6)	(3)
Phase-out and start-up costs	—	(7)
Patent costs	(3)	(3)
Sanitation and other costs incurred to prevent the spread of COVID-19	(9)	(17)
Other expenses	(2)	(1)
Total other expenses	(27)	(31)

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research, development and other innovation programs is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Foreign exchange gains (losses), net of foreign exchange forward contracts and other currency derivatives, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedge, as described in Note 3.6.10.4.

Phase-out costs are costs incurred during the closing stage of a Group’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.  They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

COVID-19 incremental costs are mainly composed of purchases of medical disposables, such as masks and sanitizers, and other expenses related to sanitary measures undertaken to protect employees during the COVID-19 pandemic.

Gain on sale of non-current assets for the first half of 2021 and 2020 was related to the sale of certain non-strategic assets.

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 47

3.6.18.	Finance income /costs

Total finance income consisted of the following:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
Change in fair value of the call option of Tranche A convertible bonds issued on July 3, 2017	—	59
Change in fair value of the call option of Tranche B convertible bonds issued on July 3, 2017	—	48
Change in fair value of the conversion option of Tranche B convertible bonds issued on July 3, 2017	67	—
Change in fair value of the conversion option of Tranche A convertible bonds issued on August 4, 2020	21	—
Change in fair value of the conversion option of Tranche B convertible bonds issued on August 4, 2020	10	—
Interest income on quoted debt securities	1	1
Other finance income	10	20
Total finance income	109	128

Total finance costs consisted of the following:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
Interest on Senior Bonds	22	20
Change in fair value of the conversion option of Tranche A convertible bonds issued on July 3, 2017	—	1
Change in fair value of the conversion option of Tranche B convertible bonds issued on July 3, 2017	—	13
Change in fair value of the call option of Tranche B convertible bonds issued on July 3, 2017	61	—
Liability component remeasurement on Tranche B convertible bonds issued on July 3, 2017	64	—
Change in fair value of the call option of Tranche A convertible bonds issued on August 4, 2020	3	—
Change in fair value of the call option of Tranche B convertible bonds issued on August 4, 2020	6	—
Interests on lease liabilities	3	3
Interests on long-term loans and borrowings	1	2
Bank charges and commissions	1	2
Other finance expense	1	—
Total finance costs	162	41

STMicroelectronics ● Semi Annual Report 2021	Semi Annual Financial Statements 48

3.6.19.	Earnings per share

For the six-month periods ended July 3, 2021 and June 27, 2020, respectively, Earnings Per Share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD except earnings per share amounts	July 3, 2021	June 27, 2020
Basic EPS
Net profit attributable to the equity holder of the parent	771	376
Weighted average shares outstanding	902,214,804	889,191,532
Basic EPS	0.85	0.42
Diluted EPS
Net profit attributable to the equity holder of the parent	771	376
Weighted average shares outstanding	902,214,804	889,191,532
Dilutive effect of stock awards	6,386,895	6,066,350
Number of shares used for diluted EPS	908,601,699	895,257,882
Diluted EPS	0.85	0.42

There was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the first half of 2021 diluted Earnings per Share since the conversion features were out-of-the-money.

Tranche B of the senior unsecured convertible bonds issued on July 3, 2017 was not dilutive in the first half of 2021 and the first half of 2020 diluted Earnings per Share.

3.6.20.	Related-party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	(unaudited)
In millions of USD	July 3, 2021	June 27, 2020
Sales and other services	5	1
Purchases	(9)	10
Accounts receivable	2	2
Accounts payable	(1)	1

In June 2021, the Group signed a new Facility Agreement with Cassa Depositi e Prestiti SpA (“CDP”) for an amount of €150 million, fully drawn in Euros, of which $177 million was outstanding as of July 3, 2021. The contractual terms of the loan are further described in note 3.6.10.3.

For the six-month periods ended July 3, 2021 and June 27, 2020, respectively, the related party transactions were primarily with companies in which the Group shares certain members of its governance bodies. These include, but are not limited to: Orange, Telecom Italia, Idemia France and CDP. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

3.6.21.	Contingencies, claims and legal proceedings

The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Group, contractual disputes, indemnification

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claims, claims for unauthorized use of third-party intellectual property (“IP”), employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party IP rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other IP rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group has contractual commitments to various customers which could require the Group to incur costs to repair or replace defective products it supplies to these customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Group is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Group’s results of operations, cash flows or its financial position.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As at July 3, 2021 provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

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4.	Sole Member of the Managing Board’s statement

The  Sole member of the Managing Board hereby declares that, to the best of his knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 18, 2021	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Sole Member of the Managing Board

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5.	About STMicroelectronics

At STMicroelectronics, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with our 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology.

Further information can be found at www.st.com.

STMicroelectronics ● Semi Annual Report 2021	About STMicroelectronics 52

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© STMicroelectronics - All rights reserved
The STMicroelectronics corporate logo is a registered trademark of the STMicroelectronics group of companies
All other names are the property of their respective owners

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 18, 2021	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board